[EOP LETTERHEAD]
January 18, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Equity Office Properties Trust and EOP Operating Limited Partnership Form S-3 (File No. 333-137267)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equity Office Properties Trust, a Maryland real estate investment trust (the “Company”), and EOP Operating Limited Partnership, a Delaware limited partnership (the “Partnership”), hereby request that the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-137267) be declared effective at 12:00 (noon), Washington, D.C. time, on January 22, 2007, or as soon thereafter as practicable.
     In connection with this request, the Company and the Partnership acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company nor the Partnership may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
January 18, 2007

Very truly yours, EQUITY OFFICE PROPERTIES TRUST
By:	/s/ Stanley M. Stevens
	Name:	Stanley M. Stevens
	Title:	Executive Vice President, Chief Legal Counsel and Secretary

EOP OPERATING LIMITED PARTNERSHIP
By:	Equity Office Properties Trust,
as its General Partner

By:	/s/ Stanley M. Stevens
	Name:	Stanley M. Stevens
	Title:	Executive Vice President, Chief Legal Counsel and Secretary